SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MATERIAL EVENT NOTICE

TIM PARTICIPAÇÕES S.A. (“Company”), based on the provisions of the Brazilian Law No. 6.404/76 and CVM Instruction No. 358/02, hereby informs its shareholders, the market in general and other interested parties, about official letter CVM/SRE/N°138/2009, received by the Company on February, 3rd, 2009, informing about the decision given by CVM’s Board of Commissioners regarding certain requests made by Telco S.p.A. (the “Plaintiff”), pursuant to the transcription of its content, as follows:

“To the purposes herein, we communicate that the Board of Commissioners of this Securities and Exchange Commission, during the meeting that took place on this date and taking into consideration the notice of the decision by the plaintiff on January 22nd, 2009 as well as the complexity of the issues arising from this proceeding, has decided to:

(i)	suspend the term set forth in item I of CVM Resolution No. 463/03 for a period of 30 days; for this reason, such appeal shall be filed until March 9th, 2009; and

(ii)
grant suspension effects, as set forth in item VI of said Resolution, for the presentation of the request for registry of the tender offer (OPA) until the ruling of such appeal by CVM’s Board of Commissioners; in case the appealed decision is maintained, upon the re- commencement of the term, the acquirer of the control of TIM Participações S.A. shall have 18 days to file the request for registry of such tender offer, without prejudice of another judgment by CVM’s Board of Commissioners at the time of the analyses of the merit of such appeal.”

Rio de Janeiro, February 03, 2009.

TIM PARTICIPAÇÕES S.A.
Claudio Zezza
Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 04, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.